SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Allakos Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

01671P100
(CUSIP Number)

Larry Randall
Alta Partners
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01671P100	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,448,053 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	6,448,053 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,448,053 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% (b)

14	TYPE OF REPORTING PERSON	PN

(a)	Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 6,448,053 shares of common stock, par value $0.001 per share (“Common Stock”), of Allakos Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Daniel Janney (“Janney”) and Guy Nohra (“Nohra”), managing directors of AP VIII, may be deemed to share dispositive and voting power over such stock.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 01671P100	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners NextGen Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	2,071,147 (a)
8	SHARED VOTING POWER	-0-
9	SOLE DISPOSITIVE POWER	2,071,147 (a)
10	SHARED DISPOSITIVE POWER	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,071,147 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (b)

14	TYPE OF REPORTING PERSON	PN

(a)	Alta Partners NextGen Fund I, L.P. (“APNG I”) has sole voting and dispositive control over 2,071,147 shares of Common Stock, except that Alta Partners NextGen Fund I Management, LLC (“APNG I Management”), the general partner of APNG I, and Robert More (“More”), Peter Hudson (“Hudson”) and Janney, managing directors of APNG I Management, may be deemed to share dispositive and voting power over such stock.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 01671P100	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners Management VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	6,448,053 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	6,448,053 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,448,053 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% (b)

14	TYPE OF REPORTING PERSON	OO

(a)	APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock held by AP VIII.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 01671P100	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSON
Alta Partners NextGen Fund I Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	-0-
8	SHARED VOTING POWER	2,071,147 (a)
9	SOLE DISPOSITIVE POWER	-0-
10	SHARED DISPOSITIVE POWER	2,071,147 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,071,147 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9% (b)

14	TYPE OF REPORTING PERSON	OO

(a)	APNG I Management is the general partner of APNG I and shares voting and dispositive power over the shares of Common Stock held by APNG I.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 01671P100	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSON
Daniel Janney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	153,237 (a)
8	SHARED VOTING POWER	8,519,200 (b)
9	SOLE DISPOSITIVE POWER	153,237 (a)
10	SHARED DISPOSITIVE POWER	8,519,200 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,672,437 (a)(b)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5% (c)

14	TYPE OF REPORTING PERSON	IN

(a)	Includes 49,422 shares issuable within 60 days upon the exercise of a stock option held by Janney.
(b)	Janney is a managing director of APM VIII and APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII and APNG I Management. Janney serves as a director on the Issuer’s board of directors.

(c)	This percentage is calculated based upon the sum of (i) 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020; and (ii) 49,422 shares issuable within 60 days upon the exercise of a stock option held by Janney.

CUSIP No. 01671P100	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSON
Guy Nohra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	25,764
8	SHARED VOTING POWER	6,448,053 (a)
9	SOLE DISPOSITIVE POWER	25,764
10	SHARED DISPOSITIVE POWER	6,448,053 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,473,817 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock held by AP VIII.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 01671P100	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSON
Robert More
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	32,736
8	SHARED VOTING POWER	2,071,147 (a)
9	SOLE DISPOSITIVE POWER	32,736
10	SHARED DISPOSITIVE POWER	2,071,147 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,103,883 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	More is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

CUSIP No. 01671P100	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSON
Peter Hudson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	32,737
8	SHARED VOTING POWER	2,071,147 (a)
9	SOLE DISPOSITIVE POWER	32,737
10	SHARED DISPOSITIVE POWER	2,071,147 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,103,884 (a)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0% (b)

14	TYPE OF REPORTING PERSON	IN

(a)	Hudson is a managing director of APNG I Management and may be deemed to share voting and dispositive control over the shares of Common Stock held by APNG I.

(b)	This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

 Introductory Note:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Allakos, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2018, as amended on January 28, 2020 (as amended, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration is hereby amended and supplemented by adding the following paragraphs to the end thereof:

On January 4, 2021, APNG I distributed 486,230 shares of Common Stock in kind, without consideration, to its partners, in connection with which APNG I Management received 102,651 shares of Common Stock. Immediately upon receipt of such shares, APNG I Management distributed all 102,651 shares of Common Stock in kind, without consideration, to its members.

On January 4, 2021, AP VIII distributed 1,513,770 shares of Common Stock in kind, without consideration, to its partners, in connection with which APM VIII received 339,084 shares of Common Stock. Immediately upon receipt of such shares, APM VIII distributed all 339,084 shares of Common Stock in kind, without consideration, to its members.

By virtue of the foregoing distributions, the individual Reporting Persons received shares of Common Stock as set forth below:

Reporting Person	Number of Shares Received
Daniel Janney	92,276
Peter Hudson	32,737
Robert More	32,736
Guy Nohra	25,764

Item 5. Interest in Securities of the Issuer is hereby amended and restated as follows:

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
AP VIII	6,448,053	6,448,053	0	6,448,053	0	6,448,053	12.3%
APNG I	2,071,147	2,071,147	0	2,071,147	0	2,071,147	3.9%
APM VIII (2)	0	0	6,448,053	0	6,448,053	6,448,053	12.3%
APNG I Management (3)	0	0	2,071,147	0	2,071,147	2,071,147	3.9%
Janney (4)(5)(6)	153,237	153,237	8,519,200	153,237	8,519,200	8,672,437	16.5%
Nohra (4)	25,764	25,764	6,448,053	25,764	6,448,053	6,473,817	12.3%
More (5)	32,736	32,736	2,071,147	32,736	2,071,147	2,103,883	4.0%
Hudson (5)	32,737	32,737	2,071,147	32,737	2,071,147	2,103,884	4.0%

(1) This percentage is calculated based upon 52,503,346 outstanding shares of Common Stock as of November 5, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2020.

(2) Consists of securities held by AP VIII. APM VIII is the general partner of AP VIII.

(3) Consists of securities held by APNG I. APNG I Management is the general partner of APNG I.

(4) Includes securities held by AP VIII. The Reporting Person is a managing director of APM VIII and may be deemed to share the power to vote and dispose of the securities held by APV VIII.

(5) Includes securities held by APNG I. The Reporting Person is a managing director of APNG I Management and may be deemed to share the power to vote and dispose of the securities held by APNG I.

(6) Includes shares issuable upon exercise of stock options within 60 days of January 6, 2021.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Each of Hudson and More ceased to beneficially own greater than 5% of the Common Stock by virtue of the distributions described herein. Farah Champsi, who was previously a managing director of APM VIII, is no longer a managing director of APM VIII and, as a result, no longer is deemed to beneficially own the shares held by AP VIII.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Statement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 6, 2021

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

ALTA PARTNERS NEXTGEN FUND I, L.P.		ALTA PARTNERS NEXTGEN FUND I MANAGEMENT, LLC
By:	Alta Partners NextGen Fund I Management, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

/s/ Robert More
Robert More

/s/ Peter Hudson
Peter Hudson

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:	January 6, 2021

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By:	Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

ALTA PARTNERS NEXTGEN FUND I, L.P.		ALTA PARTNERS NEXTGEN FUND I MANAGEMENT, LLC
By:	Alta Partners NextGen Fund I Management, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

/s/ Robert More
Robert More

/s/ Peter Hudson
Peter Hudson